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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             Rare Medium Group, Inc.
================================================================================
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
================================================================================
                         (Title of Class of Securities)

                                    449238203
================================================================================
                                 (CUSIP Number)

                                David H. Engvall
                       Vice President and General Counsel
                               Motient Corporation
                            10802 Parkridge Boulevard
                                Reston, VA 20191
                                 (703) 758-6000
================================================================================
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 2001
================================================================================
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------
CUSIP No.         449238203
================================================================================
================================================================================

              1. Names of  Reporting  Persons.  I.R.S.  Identification  Nos. of
                 above  persons (entities only)

                  Motient Corporation
                  93-0976127
================================================================================
================================================================================

              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions)

                  (a)

                  (b)
================================================================================
================================================================================

              3. SEC Use Only
================================================================================
================================================================================

              4.  Source of Funds             OO
================================================================================
================================================================================

              5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
================================================================================
================================================================================

              6.  Citizenship or Place of Organization

                  Delaware
================================================================================
================================================================================

Number of         7.   Sole Voting Power                               0
Shares                 =========================================================
Beneficially      8.   Shared Voting Power                             0*
Owned by               =========================================================
Each              9.   Sole Dispositive Power                          0
Reporting              =========================================================
Person           10.   Shared Dispositive Power                        0*
With                   =========================================================
================================================================================

              11. Aggregate Amount Beneficially Owned by Each Reporting Person


                  0*
================================================================================
================================================================================

              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares
================================================================================
================================================================================

              13. Percent of Class Represented by Row (11)


                  0.0%*
================================================================================
================================================================================

              14. Type of Reporting Person (See Instructions)


                  CO
================================================================================
*Reflects the termination of the Rare Medium Stockholders Voting Agreements (as defined below) on October 1, 2001.

                  AMENDED SCHEDULE 13D 1

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Item 3 is amended and restated in its entirety as follows:

     Motient and Apollo Investment Fund IV, L.P. ("Apollo Fund IV"), Motient and Apollo Overseas Partners IV, L.P. ("Apollo Overseas") and Motient and AIF IV/RRRR L.L.C. ("AIF IV") (Apollo Fund IV, Apollo Overseas and AIF IV are referred to collectively as the "Rare Medium Stockholders") entered into the Voting Agreements, dated as of May 14, 2001, (collectively, the "Rare Medium Stockholder Voting Agreements") whereby the Rare Medium Stockholders agreed to vote all shares of Company Common Stock and the Series A Convertible Preferred Stock of the Company (the "Preferred Stock") to which they have a right to vote, in favor of the transactions contemplated by the Agreement and Plan of Merger, dated as of May 14, 2001, by and among Motient, a wholly owned subsidiary of Motient (the "Merger Sub") and the Company, as amended (the "Merger Agreement"). Motient and Rare Medium mutually agreed to terminate the Merger Agreement on October 1, 2001, and each of the Rare Medium Stockholder Voting Agreements terminated on October 1, 2001.

Item 4.  Purpose of Transaction.
         ----------------------

     Item 4 is amended and restated in its entirety as follows:

     (a)-(b) The Rare Medium Stockholder Voting Agreements were entered into in connection with the Merger Agreement. The Merger Agreement and each of the Rare Medium Stockholder Voting Agreements were terminated on October 1, 2001.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

     (g) Not applicable.

     (h)-(i) Not applicable.

     (j) Not applicable.

Item 5.  Interest in the Securities of the Issuer.
         ----------------------------------------

     Item 5 is amended and restated in its entirety as follows:


     The aggregate number of shares of the Common Stock over which Motient may be deemed to hold or share the power to vote or dispose of (and as a result may, under Rule 13d-3 under the Act, be deemed to beneficially own) is 0. Motient ceased to share the power to direct the vote of more than 5% of the Common Stock on October 1, 2001.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

     Item 6 is amended and restated in its entirety as follows:

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2001


                                     MOTIENT CORPORATION


                                     By: /s/David H. Engvall
                                         ---------------------------------------
                                     Name:    David H. Engvall
                                     Title:   Vice President and General Counsel


--------
1/Amending Schedule 13D dated May 24, 2001.